

June 28, 2024

Jan F. van Eck
President and Chief Executive Officer
VanEck Ethereum Trust
c/o VanEck Digital Assets, LLC
666 Third Avenue, 9th Floor
New York, NY 10017

   Re: VanEck Ethereum Trust
    Amendment No. 4 to Registration Statement on Form S-1
    Filed June 21, 2024
    File No. 333-255888

Dear Jan F. van Eck:

   We have reviewed your amended registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. Refer to your response to prior comment 3. Please disclose how you intend to notify Shareholders if a Liquidity Provider chooses to terminate its participation or if an Additional Liquidity Provider is added.

Due To The Unregulated Nature And Lack Of Transparency, page 29

2. We note the use of the term "unregulated" when referring to certain digital asset and ETH trading platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying. Similarly revise the third and fifth bullet points in the carryover risk factor on page 25, the third to last bullet point of the summary risk factor on page 10, and the first

paragraph in Note 7 on page Appendix F-5.

Digital Asset Markets In The United States, page 49

3.   Please remove the first three sentences of the carryover paragraph beginning at the bottom of page 49 as this disclosure lacks the appropriate context for the referenced statements.

Limits on ETH Supply, page 70

4.   You state that approximately 120 million ETH were outstanding as of April 30, 2024, and approximately 1,700 ether are issued per day. Please update this information throughout as of June 30, 2024, or the most recent practicable date. Similarly update the price of ETH and information relating to the Ethereum Exchanges comprising the Benchmark Rate.

         Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at 202-551-3217 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Clifford R. Cone, Esq.